METALINK LOGO

Eric Rosenberg
Marketing Communications Manager
Metalink Ltd.
Tel:  972-9-9605438
Fax: 972-9-9605544
ericr@metalinkBB.com

Carl Hymans
Investor Relations
G.S. Schwartz & Co. Inc. Tel: 1-212-725-4500 Fax: 1-212-725-9188
carlh@schwartz.com

                    METALINK REPORTS FOURTH QUARTER AND
                          TWELVE MONTHS RESULTS

               Record 125% Year Over Year Revenue Growth;

           Highest Revenue Recorded In The Last 10 Quarters

Yakum, Israel, January 27, 2004 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today announced results for the fourth quarter and twelve months ended December 31, 2003.

For the fourth quarter ended December 31, 2003, Metalink reported revenue of $4,682,000, a 35% increase compared to $3,468,000 in the third quarter of 2003, and a 362% increase compared to $1,013,000 for the fourth quarter ended December 31, 2002. Metalink reported a loss of $3.0 million, or $0.16 per share, for the fourth quarter of 2003, compared to a loss of $3.4 million, or $0.18 per share, for the third quarter of 2003 and a loss of $4.9 million, or $0.27 per share, for the fourth quarter of 2002.

For the year 2003, Metalink reported revenue of $14.9 million, compared to $6.6 million for the year 2002, an increase of 125%. For 2003, Metalink reported a loss of $13.6 million, or $0.73 per share, compared to a loss of $16.3 million, or $0.89 per share for 2002.

Metalink's cash, cash equivalents, and short and long-term investments at the end of the fourth quarter of 2003 were $64.2 million compared to $62.9 million at the end of the third quarter of 2003 and $76 million at the end of 2002.

"On Jan 7, 2004, we released the fourth quarter results outlook estimating significant 34% sequential revenue growth and a loss of approximately $0.17 per share. We are very pleased to report that we have met our revenue outlook and narrowed the loss per share to $0.16. The fourth quarter results reflect the initial deployment of VDSL by Telephone Operators in Asia, primarily in Korea, and North America, and continued global demand for our symmetric DSL chipsets for business applications," said Tzvi Shukhman, Metalink's Chairman and CEO.

"We expect our business outlook to continue to improve during 2004 as a result of the following:

o Acceleration of VDSL deployment by the two largest broadband operators in Korea;

o Metalink's 150 Mbps VDSLPlus(TM), designed-in by top-tier broadband equipment providers in Japan, moving from trials to deployment by Japan's leading broadband operators;

o Metalink's Long Reach VDSL, allowing
reaches exceeding 5Km (currently served by lower speed ADSL), moving from trials to deployment across Asia; and

o Continued improvement in the demand for our Symmetric DSL chip sets, serving business applications worldwide.

"As a result, our revenue guidance is the following:

o        For the first quarter of 2004 - $4.5 million to $5.4 million

o        For the year 2004 - $22 million to $28 million

"We continue to accelerate our WLANPlus(TM) product introduction to address the emerging 802.11n 200 Mbps WLAN for residential multimedia delivery. This product line has the potential to become a significant revenue growth factor starting in 2005," added Mr. Shukhman.


About Metalink

Metalink Ltd. is a global provider and developer of high performance wireline and wireless broadband communication silicon solutions for telecommunication, networking and home broadband equipment makers. Metalink's silicon solutions address key elements of the "broadband home" market through cost effective, very high-speed delivery of broadband applications over public and private home and enterprise networks. Metalink's wireline DSL products enable network operators to offer broadband services over ATM, TDM, and Ethernet-IP copper infrastructure. Leading OEMs and operators in Asia, North America and Europe have chosen to deploy Metalink's VDSL, SHDSL, and HDSLx products. Metalink's wireless solutions, MIMO-based WLANPlus, are designed to meet the ever-increasing demand for wireless LAN speed and reach, critical for home and office multi-media applications. Metalink, a fabless semiconductor company, is headquartered in Yakum, Israel and has subsidiaries in Folsom, California and in Seoul, South Korea, and offices in Yokohama, Japan and Atlanta, Georgia. Further information is available at www.metalinkBB.com

This press release contains "forward looking" information within the meaning of the United

States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements. The Company does not assume a duty to update or revise any of the forward-looking statements as a result of new information, future events or otherwise.

                           METALINK LTD.

               CONSOLIDATED STATEMENTS OF OPERATIONS

                                   Three months ended                     Year ended
                                      December 31,                     December 31,
                                  2002             2003                2002         2003
                                      (Unaudited)
                                  (U.S. dollars in thousands, except share and per share data)

Revenues                        $  4,682       $  1,013            $ 14,943     $   6,636

Cost of revenues:
Costs and expenses                 2,378            960               7,787         4,589
Royalties to the
 Government of Israel                115             16                 388           144
Total cost of revenues             2,493            976               8,175         4,733


Gross profit                       2,189             37               6,768         1,903

Operating expenses:
Gross research and development     4,249          4,095              16,349        15,240
Less - Royalty bearing grants        955            833               3,394         3,213
Research and development, net      3,294          3,262              12,955        12,027

Sales and marketing                1,538          1,371               5,884         4,814
General and administrative           577            691               2,560         2,884
Non-cash compensation                123            199                 612           799
Total operating expenses           5,532          5,523              22,011        20,524


Operating loss                    (3,343)        (5,486)            (15,243)      (18,621)

Financial income, net                370            542               1,684         2,283

Net Ioss                      $   (2,973)        (4,944)            (13,559)      (16,338)

Loss per share:
Basic                         $    (0.16)      $  (0.27)          $   (0.73)     $  (0.89)
Diluted                       $    (0.16)      $  (0.27)          $   (0.73)     $  (0.89)

Shares used in computing
 loss per ordinary share:
Basic                          18,879,756    18,501,835          18,638,398     18,407,190
Diluted                        18,879,756    18,501,835          18,638,398     18,407,190

                                 METALINK LTD.

                          CONSOLIDATED BALANCE SHEETS

                                             December 31,
                                        2003             2002
                                     (U.S. dollars in thousands)
ASSETS
Current assets
Cash and cash equivalents            $     16,225     $      9,158
Short-term investments                     12,967           20,691
Trade accounts receivable                   3,252            1,036
Other receivables                             614            1,444
Prepaid expenses                              951              735
Inventories                                 4,434            3,904
Total current assets                       38,443           36,968

Long-term investments                      35,013           46,197

Severance pay fund                          1,555            1,189

Property and equipment, net                 5,262            5,352

                                     $     80,273        $  89,706

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable              $       1,651      $     1,750
Other payables and accrued expenses         3,944            2,499
Total current liabilities                   5,595            4,249

Accrued severance pay                       2,377            1,899

Shareholders' equity
Ordinary shares of NIS 0.1
par value (Authorized - 50,000,000
shares, issued and
outstanding - 19,855,317
and 19,450,556 shares as
of December 31, 2003 and 2002,
respectively)                                 596              586
Additional paid-in capital                129,005          127,578
Deferred stock compensation                  (209)            (846)
Accumulated other comprehensive income        268               40
Accumulated deficit                       (47,474)         (33,915)
                                           82,186           93,443

Treasury stock, at cost;
 898,500 as of
December 31, 2003 and 2002                 (9,885)          (9,885)
Total shareholders' equity                 72,301           83,558

                                     $     80,273        $  89,706